Exhibit 12.1
ULTRA PETROLEUM CORP.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in Thousands of U.S. dollars, except ratios)
     The ratio of our earnings to fixed charges for the periods indicated are as follows:

						Six months
						ended
	Years ended December 31,					June 30,
	2004	2005	2006	2007	2008	2009
Earnings:
Net income (loss) from continuing operations before taxes(1)	$153,208	$304,476	$319,443	$285,863	$654,364	$(828,527)
Adjustments:
Fixed charges	3,783	3,286	3,909	17,760	21,276	17,195

Earnings	$156,991	$307,762	$323,352	$303,623	$675,640	$(811,332)

Fixed Charges:
Interest expense, including amortized debt issuance costs(2)	$3,783	$3,286	$3,909	$17,760	$21,276	$17,195

Ratio of earnings to fixed charges	41.5x	93.7x	82.7x	17.1x	31.8x	— (3)

(1)	For the purposes of determining the ratio of earnings to fixed charges, earnings consist of income from continuing operations before taxes, plus fixed charges, less capitalized interest. The Company did not have any capitalized interest for the periods indicated.

(2)	Fixed charges consist of interest expense (net of capitalized interest), plus capitalized interest, plus amortized discounts related to indebtedness. The Company did not have any capitalized interest or any amortized discounts related to indebtedness for the periods indicated.

(3)	The ratio of earnings to fixed charges for the six months ended June 30, 2009 was less than a 1:1 ratio due to the net loss for the period. The Company would have had to generate additional earnings of $829 million to achieve a coverage ratio of 1:1 for the six months ended June 30, 2009.
     We had no preferred stock outstanding for any period presented, and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.